Stockholm, May 26, 2004

PRESS RELEASE

Extraordinary General Meeting of Shareholders, June 16, 2004

        (ELUX) The shareholders of AB Electrolux (publ) are hereby invited to participate in the Extraordinary General Meeting of Shareholders of the Company on Wednesday, June 16, 2004 at 6.00 p.m. CET, at the Axel Wennergren hall, AB Electrolux, S:t Göransgatan 143, Stockholm, Sweden.

Attendance at the meeting

        Shareholders who wish to participate in the General Meeting must

—
be registered in the share register kept by VPC AB (Swedish Central Securities Depository & Clearing Organisation) on Sunday, June 6, 2004.

—
give notice of intent to participate, thereby stating the number of advisors attending, to the Company no later than 4 p.m. on Friday, June 11, 2004. Notice of intent to participate can be given by mail to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 6410 or by fax +46-8-738 6335.

        Since the record date (June 6, 2004) will fall on a Sunday, shareholders must be registered with VPC on Friday, June 4, 2004, to be entitled to participate in the General Meeting.

        Notice should include the shareholder's name, registration number, if any, address and telephone number. Shareholders may vote by proxy, in which case a power of attorney should be submitted to the Company prior to the General Meeting.

        Shareholders, whose shares are registered through banks or other trustees, must have their shares registered in their own names in order to be entitled to participate in the General Meeting. In order for the registration to be entered in the share register on Sunday, June 6, 2004, shareholders should request that the trustee effects re-registration well in time before Friday, June 4, 2004.

Agenda

1.
Election of Chairman at the meeting

2.
Preparation and approval of the voting list

3.
Approval of the agenda

4.
Election of two minutes-checkers

5.
Determination as to whether the meeting has been properly convened

AB ELECTROLUX (PUBL)
MAILING ADDRESS SE-105 45 STOCKHOLM, SWEDEN	TELEPHONE +46 8 738 60 00	INVESTOR RELATIONS +46 8 738 60 03	E-MAIL ADDRESS ir@electrolux.se
OFFICE ADDRESS S:T GÖRANSGATAN 143	TELEFAX +46 8 738 70 90	WEBSITE www.electrolux.com/ir	REG. NO. 556009-4178

6.
Proposal for resolutions on

a)
reduction of the share capital through redemption of shares of series A and/or series B

b)
new issue of shares of series C

c)
reduction of the share capital through redemption of shares of series C and transfer to the statutory reserve

7.
Closing of the meeting

        Proposal for resolutions on (A.) reduction of the share capital through redemption of shares of series A and/or series B, (B.) new issue of shares of series C and (C.) reduction of the share capital through redemption of shares of series C and transfer to the statutory reserve (Item 6)

Background

        The Annual General Meeting of AB Electrolux decided on April 21, 2004 to implement a share redemption offer, pursuant to which the Company's shareholders are offered to have their shares redeemed with repayment to the shareholders of approximately SEK 3 billion. The application period for participation in the redemption offer runs from and including May 4, 2004 up to and including June 1, 2004.

        In order to implement the redemption offer and to effectuate payment to the shareholders, an Extraordinary General Meeting must resolve on (i) reduction of the share capital, as a consequence of the redemption offer, with a statement of the definite redemption price and the definite number of shares that the redemption comprises, (ii) an issue of new shares of series C to such an extent that an amount equal to the reduction amount is contributed to the Company, and (iii) reduction of the share capital in an amount corresponding to the reduction amount through redemption of shares of series C and transfer to the statutory reserve.

        In view of the above, the Board of Directors proposes that the shareholders at the Extraordinary General Meeting on June 16, 2004 adopt primarily the following resolutions.

A. Reduction of the share capital through redemption of shares of series A and/or series B

        The Company's share capital shall be reduced by no more than SEK 76,652,650 (the reduction amount) through redemption of no more than 15,330,530 shares. The purpose of the reduction is repayment to the shareholders. For each redeemed share SEK 200 will be paid, of which SEK 5 constitutes the par value. In total, payment will be made of no more than SEK 3,066,106,000.

        The exact redemption amount and the number of shares of series A and/or series B, which are proposed to be resolved on by the General Meeting under this Section A., will be made public no later than a week before the General Meeting.

B. New issue of shares of series C

        The Company's share capital shall by way of a new issue be increased by no more than SEK 76,652,650, through subscription for no more than 15,330,530 shares of series C, each share with a par value of SEK 5.

        The exact share capital increase and the number of new shares of series C, which are proposed to be resolved on by the General Meeting under this Section B., will be made public no later than a week before the General Meeting.

        Svenska Handelsbanken AB (the "Bank") shall subscribe for the new shares with deviation from the shareholders' preferential rights. Subscription for the new shares shall be made on a subscription list no later than June 21, 2004 and a price of SEK 5 per share shall be paid in cash for the subscribed shares, in connection with the subscription. The new shares are subject to the articles of association's reservation on reduction in accordance with Chapter 6, Section 8 of the Swedish Companies Act and do not entitle to dividend.

        As concerns the reason for deviation from the shareholders' preferential rights and the basis for establishment of the issue price, the following is stated. The resolution to redeem shares pursuant to Section A. above may be executed without the delay of obtaining court approval, if, at the same time, an amount equal to the reduction amount is contributed to the Company by way of a new issue of shares. The Bank has undertaken to subscribe for the shares and have the shares redeemed in accordance with Section C. below. The issue price has been determined in agreement with the Bank.

C. Reduction of the share capital through redemption of shares of series C and transfer to the statutory reserve

        The Company's share capital shall be reduced by no more than SEK 76,652,650 (the reduction amount) through redemption of no more than 15,330,530 shares of series C, and an amount corresponding to the reduction amount shall be transferred to the statutory reserve. The purpose of the reduction is repayment to the shareholder (the Bank). In order to make the transfer to the statutory reserve of an amount corresponding to the reduction amount, funds from non-restricted equity will be used. Redemption shall be effectuated immediately after registration of the new shares of series C issued in accordance with Section B. above.

        The exact redemption amount and the number of shares of series C, which are proposed to be resolved on by the General Meeting under this Section C., will be made public no later than a week before the General Meeting.

        A redemption price shall be paid for each redeemed share in the amount of SEK five, adjusted as per the day of redemption with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage points, calculated from the day of payment of the subscription price for the shares of series C.

The General Meetings' resolutions under Item 6 Sections A.–C. above shall be adopted together as one resolution. In order for the resolution to be valid, shareholders holding not less than two thirds of the votes cast as well as the shares represented at the General Meeting must vote to approve the resolution.

The Board of Directors' complete proposals under Item 6 as well as documents pursuant to Chapter 4, Section 4 of the Swedish Companies Act will be available at the Company—AB Electrolux, C-J, S:t Göransgatan 143, SE-105 45 Stockholm, Sweden and on the Group's home page on the internet: www.electrolux.com/egm2004—and will, on request, be sent to shareholders at the address given, as from June 9, 2004.

Stockholm in May 2004
THE BOARD OF DIRECTORS

        The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124.1 billion and 77,100 employees.

Further information

        For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

        For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 70 90.